
10032925

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67827

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackRock Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York (City) New York (State) 10055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Greenberg 212-810-3578
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)


RECEIVED
MAR
U.S. SECURITIES AND EXCHANGE COMMISSION
NEW YORK REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BLACKROCK CAPITAL MARKETS, LLC
(SEC. I.D. No. 8-67827)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

BlackRock Capital Markets, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, Paul Greenberg, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BlackRock Capital Markets, LLC (the "Company") for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.


2/26/10

Signature Date

Managing Director and Financial and Operations Principal

Title

Subscribed to before me this 26th day of February, 2010.



Notary Public

STEPHEN M. HART
NOTARY PUBLIC- State of New York
No. 01HA6166170
Qualified in New York County
Commission Expires 5/21/2011

BlackRock Capital Markets, LLC
Financial Statements
and Supplemental Information

Year ended December 31, 2009

Contents



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

The Board of Directors and Member of
BlackRock Capital Markets, LLC
New York, New York

We have audited the accompanying statement of financial condition of BlackRock Capital Markets, LLC (the "Company") as of December 31, 2009, and the related statements of operations, cash flows, and changes in member's equity, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BlackRock Capital Markets, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Computation of Net Capital for Brokers-Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements for Brokers-Dealers Pursuant to Rule SEC 15c3-3 under the Securities Exchange Act of 1934 listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2010

BlackRock Capital Markets, LLC
Statement of Financial Condition
December 31, 2009
(Dollar amounts in thousands)

Assets	
Cash and cash equivalents	$1,290
Due from related party	93
Other assets	25
Total assets	$1,408
Liabilities	
Accounts payable and accrued liabilities	$20
Due to related party	9
Total liabilities	29
Member's equity	1,379
Total liabilities and member's equity	$1,408

See accompanying notes to financial statements.

BlackRock Capital Markets, LLC
Statement of Operations
Year ended December 31, 2009
(Dollar amounts in thousands)

Revenue	
Administrative revenue from related party	$93
Interest income	1
Total revenue	94
Expenses	
Professional services	77
Administrative expense to related party	60
Filing and license fees and other expenses	10
Total expenses	147
Net loss attributable to BlackRock Capital Markets, LLC	($53)

See accompanying notes to financial statements.

BlackRock Capital Markets, LLC

Statement of Cash Flows

Year ended December 31, 2009

(Dollar amounts in thousands)

Cash flows from operating activities	
Net loss attributable to BlackRock Capital Markets, LLC	($53)
Changes in operating assets and liabilities:	
Due from related party	(93)
Other assets	(9)
Due to related party	(14)
Cash from operating activities	(169)
Net decrease in cash and cash equivalents	(169)
Cash and cash equivalents, beginning of year	1,459
Cash and cash equivalents, end of year	$1,290

See accompanying notes to financial statements.

1. Organization

BlackRock Capital Markets, LLC ("BRCM" or the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of BlackRock, Inc. ("BlackRock" or "BRI"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. BRCM's FINRA membership agreement limits its permitted activities to retailing corporate debt and government securities, arranging for transactions in listed securities by exchange members and commission sharing arrangements with third party brokers. The Company provides non-clearing broker-dealer activities to an indirect wholly owned subsidiary of BRI, which in turn provides investment advisory services to third party clients.

2. Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with maturities, when purchased, of three months or less in which the Company is exposed to market and credit risk. Cash and cash equivalents are carried at either cost or amortized cost which approximates fair value due to their short term maturities. Money market funds which totaled $505 thousand are valued through the use of quoted market prices (a Level 1 input), or $1 which is the net asset value of the fund.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

BlackRock Capital Markets, LLC has adopted the applicable provisions of FASB ASC 740, *Income Taxes* ("ASC 740"). ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has no unrecognized tax benefits.

3. Related Party Transactions

The Company has entered into a service agreement with BlackRock Investment Management, LLC whereby the Company provides certain broker-dealer services for a fee. The fee is 110% of actual expenses incurred. Fees earned by the Company during 2009 were $93 thousand. The $93 thousand was included in due from related party at December 31, 2009. These amounts do not bear interest.

A wholly owned subsidiary of BRI provides general and administration services to the Company. Charges for such services are based on actual usage or on defined formulas which, in management's view, result in reasonable allocations. During the year ended December 31, 2009, the Company incurred charges totaling $60 thousand pursuant to this arrangement. Of this amount, $5 thousand was included in due to related party at December 31, 2009. These amounts do not bear interest.

As of December 31, 2009, outstanding amounts related to the above transactions are recorded in due to and due from related party net where the legal right of offset exists.

4. Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements can not be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any liability arising under these arrangements is remote. Consequently, no liability has been recorded on the statement of financial condition.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital SEC Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the Company maintain a minimum net capital requirement of $250 thousand. The Company calculated its net capital requirements using the alternative method under SEC Rule 15c3-1. At December 31, 2009, the Company's regulatory net capital of $1.3 million was $1.0 million in excess of this regulatory requirement.

6. Subsequent Events

The Company reviewed subsequent events occurring through the date that these financial statements were issued, and determined that no additional subsequent events occurred that would require accrual or additional disclosures.

BlackRock Capital Markets, LLC
Computation of Net Capital for Brokers-Dealers
Pursuant to SEC Rule 15c3-1 Under the
Securities Exchange Act of 1934
December 31, 2009
(Dollar amounts in thousands)

Total member's equity	$1,379
Less: Non-allowable assets	118
Net capital before haircuts	1,261
Less: Haircuts on cash equivalents	10
Net capital	$1,251
Minimum capital required	$250
Capital in excess of minimum required	$1,001
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum capital requirement	$951

Note:

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited FOCUS Report (Form X-17A-5 Part II Monthly 17a-5(a)) filed on January 26, 2010 as of December 31, 2009.

BlackRock Capital Markets, LLC

Computation for Determination of Reserve Requirements for Brokers-Dealers Pursuant to SEC Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2009

The Company is exempt from the provisions of the SEC Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that Rule.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

To the Board of Directors and Member of
BlackRock Capital Markets, LLC
New York, New York

In planning and performing our audit of the financial statements of BlackRock Capital Markets, LLC (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP